

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, NE
WASHINGTON, D.C. 20549-7010

January 24, 2008

Mr. Philip Yee
Chief Financial Officer
Canarc Resource Corporation
#301 - 700 West Pender Street
Vancouver, B.C. V6C 1G8

      Re: **Canarc Resource Corp.**
             Form 20-F for the Fiscal Year Ended December 31, 2006
             Filed July 7, 2007
             Response Letter Dated January 22, 2007
             File No. 000-18860

Dear Mr. Yee:

      We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the Fiscal Year Ended December 31, 2006

General

1.   We note that you have not provided a complete response to our comment letter dated January 8, 2008. Please submit your response as soon as possible.

2.   We have further considered the information you provided during our conference call on January 23, 2008, along with the details submitted in Schedule A to your January 22, 2008 response letter, regarding the basis you had for disclosing measured, indicated and inferred resource estimates using a cutoff grade of 2.00 grams per tonne. You explained during our phone conference that while neither you nor the consulting engineers prepared an economic assessment, you nevertheless believed that the assumptions underlying your estimates, which would include gold price, operating costs, and metallurgical recovery, were reasonable. You state in your response that the resulting ranges of cutoff grades "…were thought to reflect reasonable prospects for economic extraction."

We understand that you and your consulting engineers' utilized assumptions that were made by another company for a different property found in a publicly available feasibility study, which you believed would be sufficient for purposes of compiling your own estimates. However, in your response you state that the assumption for operating cost of $86.64 per tonne coincided with the mid-range of the 2.00 to 8.00 grams per tonne cutoff grades disclosed. And in our conference call, you explained that you had discussed this assumption with your engineers and believed that your costs would be higher. Therefore, if you continue to believe that you have a sufficient basis for resource estimates using cutoff grades below the mid-point, you will need to disclose how you came to this view while expecting your costs would be greater than the cost assumed at the cutoff grade of 5.00 grams per tonne.

As discussed in our conference call, you will need to disclose the basis you had for various economic parameters utilized in calculating your estimates. Please ensure that you address each of the following points in your revised disclosure, as they relate to your estimates of measured, indicated and inferred resources.

●   State the lowest cutoff grade in grams per tonne which you determined would have a reasonable prospect for economic extraction.

●   State the gold price utilized in calculating your resource estimate and explain your reasons for using that price.

- State the operating costs per tonne utilized in calculating your resource estimate and explain how you determined that your costs would be similar.

- State the metallurgical recovery utilized in calculating your resource estimate and explain why you believe this would be characteristic of your operation.

- Remove all resource estimates that are based on assumptions which are not consistent with your expectations at the time of originally filing your report.

- State the extent to which you have utilized different parameters for your estimates of measured, indicated and inferred resources, and your reasons.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact George K. Schuler, Mining Engineer, at (202) 551-3718 with questions about engineering comments. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

Karl Hiller
Branch Chief